UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25



                            SEC File Number 000-13895

                          Cusip Number ______________

                           NOTIFICATION OF LATE FILING


         (Check one)

         [X] Form 10-K and Form 10-KSB   [_] Form 20-F    [_] Form 11-K
         [_] Form 10-Q and Form 10-QSB   [_] Form 10-D    [_] Form N-SAR
         [_] Form N-CSR

          For period ended   DECEMBER 31, 2005
                           ----------------------------------

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   SEALIFE CORPORATION
                        --------------------------------------------------------

Former name if applicable
                           -----------------------------------------------------

Address of principal executive office (STREET AND NUMBER) 5601 W. SLAUSON AVENUE
                                                          ----------------------

City, state and zip code           CULVER CITY, CALIFORNIA 90230
                         -------------------------------------------------------


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                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        | (a)      The reasons  described  in  reasonable  detail in Part III of
        |          this form could not be eliminated without unreasonable effort
        |          or expense;
        | (b)      The subject annual  report,  semi-annual  report,  transition
        |          report on Form 10-K,  10-KSB,  20-F, 11-K  or Form N-SAR,  or
   [X]  |          portion  thereof will be filed on or before the 15th calendar
        |          day  following  the  prescribed  due  date;  or  the  subject
        |          quarterly report or transition  report on Form 10-Q,  10-QSB,
        |          or  portion  thereof  will be filed on of  before  the  fifth
        |          calendar day following the prescribed due date; and
        | (c)      The accountant's  statement or other exhibit required by Rule
        |          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                  The Registrant's Form 10-KSB, for the fiscal year ended December 31, 2005, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by Registrant within such time period without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

      ROBERT A. MCCASLIN               (310)                      338-9757
--------------------------------------------------------------------------------
          (Name)                    (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).                              [X] Yes    [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                               [X] Yes    [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    12b25-2

                               SEALIFE CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  3/31/06              By        /s/ Robert A. McCaslin
     ----------               --------------------------------------------------
                              Name:  Robert A. McCaslin
                              Title: Chief Executive Officer and Chief Financial
                                     Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


                                    12b25-3

PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

         The Registrant anticipates that, for fiscal year ended December 31, 2005 versus the twelve month period ended December 31, 2004, revenue will increase approximately 25% and net losses from continuing operations will decrease approximately 38%. The increase in revenue is attributable to increased sales of our products. The decrease in net losses reflects a decrease in compensation for legal services, business consulting and officers' wages during the period.


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